UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Under Section 14(d)(4) of the Securities Exchange Act of 1934

Home Point Capital Inc.
(Name of Subject Company)

Home Point Capital Inc.
(Name of Person Filing Statement)

Common Stock, $0.0000000072 par value per share
(Title of Class of Securities)

43734L 106
(CUSIP Number of Class of Securities)

Jean Weng
General Counsel and Corporate Secretary
Home Point Capital Inc.
2211 Old Earhart Road, Suite 250
Ann Arbor, MI 48105
(888) 616-6866
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications
on Behalf of the Person Filing Statement)

With copies to:
Jennifer Lee
Joshua N. Korff, P.C.
Kirkland & Ellis LLP
601 Lexington Avenue
New York, NY 10022
(212) 446-4800

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 filing consists of certain communications relating to the proposed acquisition of Home Point Capital Inc., a Delaware corporation (the “Company” or “Home Point”), by Mr. Cooper Group Inc., a Delaware corporation (“Parent”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of May 10, 2023 (the “Merger Agreement”), by and among the Company, Parent and Heisman Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub”). Pursuant to the Merger Agreement, upon the terms and subject to the conditions thereof, Acquisition Sub will commence a tender offer (the “Offer”), to acquire all of the outstanding shares of common stock of the Company, par value $0.0000000072 per share (the “Shares”), at an offer price of $2.33 per Share in cash, without interest thereon (but subject to applicable withholding). If successful, the Offer will be followed by a merger of Acquisition Sub with and into the Company (the “Merger”) pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, with the Company continuing as the surviving corporation in the Merger.

This Schedule 14D-9 filing consists of the following document relating to the proposed Offer and the Merger:

(i) Team Member Letter, first used May 10, 2023.

The information set forth under Item 1.01 and 9.01 of the Current Report on Form 8-K filed by the Company on May 11, 2023 (including all exhibits attached thereto and incorporated therein by reference) is incorporated herein by reference.

Additional Information about the Tender Offer and Where to Find It

The tender offer referenced in this communication has not yet commenced. This communication is for information purposes only and is neither an offer to buy nor a solicitation of an offer to sell any securities of the Company, nor is it a substitute for the tender offer materials that Acquisition Sub will file with the SEC upon commencement of the tender offer. The solicitation of an offer to sell and the offer to buy shares of the Company’s common stock will only be made pursuant to a tender offer statement on Schedule TO, including an offer to purchase, a letter of transmittal and other related materials that Acquisition Sub, a wholly owned subsidiary of Parent, intends to file with the Securities and Exchange Commission (the “SEC”). In addition, the Company will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer.

Stockholders and Investors are strongly advised to read these documents when they become available, including the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and any amendments or supplements thereto, as well as any other documents relating to the tender offer and the Merger that are filed with the SEC, carefully and in their entirety prior to making any decisions with respect to whether to tender their shares into the tender offer because they contain important information, including the terms and conditions of the tender offer.

Once filed, investors will be able to obtain the tender statement on Schedule TO, the offer to purchase, the Solicitation/Recommendation Statement of the Company on Schedule 14D-9 and related offer materials with respect to the tender offer and the Merger, free of charge at the SEC’s website at www.sec.gov or from the information agent that will be named in the tender offer materials. Investors may also obtain, at no charge, the documents filed with or furnished to the SEC by the Company under the “Investors” section of the Company’s website at https://investors.homepoint.com.

Cautionary Statement Regarding Forward Looking Statements

This document and the exhibits hereto contain certain “forward-looking statements,” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact are forward-looking statements. Forward-looking statements include, but are not limited to, statements relating to the acquisition of the Company by Parent and any statements relating to the Company’s business and expected operating results, and the assumptions upon which those statements are based. Words such as “anticipates,” “expects,” “intends,” “plans,” “predicts,” “believes,” “seeks,” “estimates,” “could,” “would,” “will,” “may,” “can,” “continue,” “potential,” “should” and the negative of these terms or other comparable terminology often identify forward-looking statements.

Forward-looking statements are based on management’s current expectations and beliefs, as well as a number of assumptions, estimates and projections concerning future events and do not constitute guarantees of future performance. These statements are subject to risks and uncertainties, changes in circumstances, assumptions and other important factors, many of which are outside management’s control, that could cause actual results to differ materially from the results contemplated by the forward-looking statements. Such forward-looking statements include those relating to the ability to complete and the timing of completion of the transactions contemplated by the Merger Agreement including the parties’ ability to satisfy the conditions to the consummation of the Offer and the other conditions set forth in the Merger Agreement and the possibility of any termination of the Merger Agreement. Factors, risks, and uncertainties that could cause actual outcomes and results to be materially different from those contemplated by forward-looking statements include, among others: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) uncertainty surrounding the number of shares of the Company’s common stock that will be tendered in the Offer; (iii) the risk of legal proceedings that may be instituted related to the Merger Agreement, which may result in significant costs of defense, indemnification and liability; (iv) the possibility that competing offers or acquisition proposals for the Company will be made; (v) the possibility any or all of the that various conditions to the consummation of the Offer or the Merger may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Offer or the Merger; (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and (vii) the effects of disruption from the transactions of the Company’s business and the fact that the announcement and pendency of the transactions may make it more difficult to establish or maintain relationships with employees and business partners. The Company’s stockholders and investors should carefully consider the foregoing factors and the other risks and uncertainties that may affect the Company’s business, including those listed under the heading “Risk Factors” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2022 and Quarterly Reports on Form 10-Q, as such risk factors may be amended, supplemented, or superseded from time to time by other reports filed by the Company with the Securities and Exchange Commission. Many of the important factors that will determine these results are beyond the Company’s ability to control or predict. The Company’s stockholders and investors are cautioned not to put undue reliance on any forward-looking statements, which speak only as of the date thereof. Except as required under applicable law, the Company does not assume any obligation to update or revise publicly these forward-looking statements.

Exhibit Index

Exhibit Number	Description
99.1	Team Member Letter, first used on May 10, 2023.